SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  3 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC

Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
            The Governor and Company of the Bank of Ireland

2.         Reason for the notification (please tick the appropriate box or boxes):

[√ ]    an acquisition or disposal of voting rights

[ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]      an event changing the breakdown of voting rights

3.         Full name of person(s) subject to the notification obligation:
            Wentworth Insurance Company Ltd.

4.         Full name of shareholder(s) (if different from 3.):
            N/A

5.         Date of the transaction and date on which the threshold is crossed or reached:
            Date of off-exchange transaction: 25 July 2011
          Date on which threshold is crossed or reached: 2 August 2011

6.         Date on which issuer notified;
            3 August 2011

7.         Threshold(s) that is/are crossed or reached:
            Wentworth Insurance Company Ltd. has acquired 3.48% of voting rights, crossing and reaching the threshold of 3%.

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	Nil	Nil	848,528,493	848,528,493		3.48%

SUBTOTAL A (based on aggregate voting rights)	Nil	Nil	848,528,493	848,528,493		3.48%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Nil	Nil	Nil	Nil	Nil

		SUBTOTAL B (in relation to all expiration dates)	Nil	Nil

Total (A+B)	number of voting rights	% of voting rights
	848,528,493	3.48%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instrumentsare effectively held, if applicable:
N/A

10.       In case of proxy voting:[name of the proxy holder] will cease to hold [number] voting rights as of [date].
N/A

11.       Additional information:

On 25 July 2011, the Minister for Finance of Ireland (the "Minister") and the National Pensions Reserve Fund Commission (the "NPRFC") entered into agreements with a number of investors including Fairfax Financial Holdings Limited ("Fairfax"), the holding company of Wentworth Insurance Company Ltd. ("Wentworth") for the sale and purchase of up to 11.23 billion units of ordinary stock in the issued capital stock of the Governor and Company of the Bank of Ireland (the "Bank") for a consideration of €0.10 per unit.

The transaction consists of:

a)
an initial sale and purchase of ordinary stock in the issued capital stock of the Bank following completion of the rights issue of the Bank which was announced on 18 June 2011 (the "Initial Transaction");  and

b)
the sale and purchase of further units of ordinary stock in the issued capital stock of the Bank in up to three tranches following receipt of such appropriate regulatory approvals as are required in respect of each tranche (the "Conditional Transaction").

Wentworth, a wholly owned indirect subsidiary of Fairfax, was designated by Fairfax, as contemplated by the relevant transaction agreement, as a transferee in respect of 848,528,493 units of ordinary stock comprising part of the ordinary stock transferred pursuant to the Initial Transaction.

Settlement of the Initial Transaction completed and the Initial Transaction became effective on 2 August 2011.  This Standard Form TR-1 is issued on behalf of Wentworth in respect of the Initial Transaction only.

It is expected that the Conditional Transaction will become effective on settlement as to each tranche of ordinary stock following receipt of appropriate regulatory approvals.  One or more separate Standard Form TR-1s will issue, as appropriate, in connection with the settlement of each such tranche of the Conditional Transaction in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules issued by the Central Bank of Ireland.

Wentworth will manage its individual stockholding in the issued capital stock of the Bank independently of any other party.

Bank of Ireland is making this notification on receipt of a notification from Wentworth Insurance Company Ltd. under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 3 August 2011.

Contact: Helen Nolan, Group Secretary
Telephone +353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  3 August 2011